William M. Guzik Senior Vice President and Chief Financial Officer	(630) 438-3109 Fax (630) 438-3822

June 29, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention: Linda Cvrkel

Re:	Midas, Inc.

Form 10-K for the fiscal year ended 12/31/05

File No. 001-13409

Dear Ms. Cvrkel:

On behalf of Midas, Inc., a Delaware corporation (the “Company”), please find below our response to your comment letter to William Guzik of the Company dated June 20, 2006.

The numbered paragraphs below set forth the staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K for the fiscal year ended December 31, 2005.

Form 10-K for the year ended December 31, 2005

Item 6. Selected Financial Data, page 22

1. Please refer to your presentation of “Operating income before business transformation charges” and “Operating margin before business transformation charges.” Please revise the table in future filings to delete the presentation of these line items as business transformation charges appear reasonably likely to recur within two years or have occurred within the prior two years. See FR 65, Item 10(e) of Regulation S-K, and Questions 8 and 9 of the Staffs June 13, 2003 FAQ on the Use of Non-GAAP Financial Measures for additional guidance. Alternatively, you may present a separate line item for “business transformation charges.” Also, note that it is permissible and necessary to identify, discuss, and analyze material business transformation charges and other items, whether they are recurring or non-recurring, in Management’s Discussion and Analysis of

Midas, Inc.  :  1300 Arlington Heights Road  :  Itasca, IL 60143  :  T 630.438.3000  :  F 630.438.3700

Securities and Exchange Commission

Division of Corporation Finance

June 29, 2006

Financial Condition and Results of Operations. Depending on the nature and materiality of the charges or other items, it will likely be necessary to discuss the nature of such charges or other items, their recurring or non-recurring nature, their significance to an investor in evaluating your financial condition and/or results of operations and whether they relate to material known trends, events or uncertainties. Please see the guidance outlined in Regulation G and make the appropriate revisions in future filings.

Response: As discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Company has been undergoing a multi-year business transformation process which has led to the closing or divestiture of several unprofitable businesses. This included the 2002 decision to dispose of Parts Warehouse, Inc. (“PWI”) locations, the 2003 decision to outsource the distribution of Midas-brand products and close all but one of the Company’s regional distribution centers, and the 2004 decision to exit exhaust manufacturing and distribution. Each of these actions was a distinct and separate non-recurring transaction, and their magnitude required that they be done sequentially rather than simultaneously. In addition, the relevant accounting literature during this period, including EITF 94-3 and SFAS No. 146, required that certain of the costs be accrued over time rather than taken up-front. This led to restructuring charges in fiscal 2002 through fiscal 2005.

As recognized in Questions 8 and 9 of the FAQ’s relating to use of non-GAAP measures, there is no per se prohibition on removing items that are recurring and whether a company may eliminate recurring restructuring charges depends on the facts and circumstances. Because these distinct and separate non-recurring transactions occurred over a 4-year period, and because, by their very nature, they cannot recur, the Company believes it is important for the financial statement reader to understand the operating income performance of the Company without these unusual items. Without eliminating these items, the financial statement user cannot evaluate trends in the Company’s operating income and margins.

In response to the staff’s comments, in future filings the Company will disclose the manner in which management uses operating income before business transformation charges, the economic substance behind management’s decision to use such measure, the material limitations associated with using this measure as compared to operating income, the manner in which management compensates for these limitations when using this non-GAAP measure and the reasons why management believes the measure provides useful information to investors.

Securities and Exchange Commission

Division of Corporation Finance

June 29, 2006

Statements of Operations, page F-3

2. We note your presentation of gain on sale of assets below operating income on the statement of operations. In future filings, please revise your presentation to reflect gains and losses on the sales of assets as a component of operating income in accordance with paragraph 45 of SFAS No. 144.

Response: In response to the staff’s comment, gains and losses on sales of assets will be reported as a component of operating income in future filings.

3. Please tell us the nature of the components of “other income” for the fiscal years 2004 and 2005. In future filings, please discuss the nature of any changes in significant components of “other income” in MD&A.

Response: In response to the staff’s comment, we will disclose the nature and amount of any material changes in significant components of “other income” in future filings. The components of “other income” for fiscal years 2004 and 2005 were as follows:

(in millions)	2005	2004
Interest income	$1.0	$0.9
Foreign currency exchange loss	(0.1)	(0.5)

Other income, net	$0.9	$0.4

Notes to the Financial Statements

- General

4. We note from your notes to the financial statements that your inventory balance is presented on the balance sheet net of an allowance. In future filings, please include Schedule II Valuation and Qualifying Accounts, as required by Rule 5-04 of Regulation S-X, to show the changes in the inventory allowance. Similarly, include the changes in your self-insurance reserves for each year presented or explain why you do not believe this is required.

Response: In response to the staff’s comment, the information required to be included in Schedule II Valuation and Qualifying Accounts for inventory allowances and self-insurance reserves will be included in the notes to financial statements in future filings.

Securities and Exchange Commission

Division of Corporation Finance

June 29, 2006

Note 1. Summary of Significant Accounting Policies

- Revenue Recognition, page F-10

5. We note your disclosure indicating that nearly all locations leased from you are subject to an annual percentage rent based upon the locations retail sales volume for the calendar year. In this regard, please tell us and expand the notes to your financial statements to explain, how your recognition of percentage rental revenues complies with the guidance in SAB Topic 13:A:4.

Response: Nearly all Midas property leases require the lessee to pay annual rent to the Company in an amount equal to the greater of a fixed base minimum or 7% of that location’s gross sales. Under our lease terms, rent is earned and recorded each month for a given location equal to the fixed base minimum plus an estimate of the amount, if any, by which 7% of that location’s gross sales for the month exceeds the fixed base minimum (Note that Midas shops are required to submit sales data to the Company on a monthly basis). Consequently if a lease terminates prior to the end of a calendar year rent is calculated and due per the lease using the same annual formula adjusted for the portion of the year that has elapsed. For fiscal years 2005 and 2004, the Company recorded rental revenues of $1.9 million and $2.1 million, respectively, representing the incremental aggregate amount due Midas for leases where 7% of a location’s gross sales exceeded the fixed base minimum. Additional disclosure will be included in the notes to financial statements in future filings.

Note 2. Business Transformation Charges, page F-13

6. We note your disclosure that in fiscal 2004 you announced your intention to sell the IPC exhaust distribution business and exit exhaust manufacturing, and during 2005 you sold both the Huth exhaust equipment manufacturing business and the Chicago distribution center, liquidated exhaust related manufacturing equipment, and announced your intention to sell the Hartford facility. Please explain to us why you have not separately presented the assets related to these exhaust manufacturing facilities and equipment as “assets held for sale” on the balance sheet as of December 31, 2005 and 2004, as applicable, as required by paragraph 46 of SFAS No. 144. We may have further comment upon receipt of your response.

Response: In order to be classified as “held for sale” per paragraph 30(b) of SFAS No. 144, assets must be “available for immediate sale in their present condition”. At December 31, 2004, only the Huth exhaust manufacturing assets met that requirement. The net book value of the Huth assets was only $0.6 million as of that date and, therefore, were not shown separately on the balance sheet as “assets held for sale” due to immateriality. Instead, the Huth assets were included in the $117.4 million net property and equipment balance at December 31, 2004.

Securities and Exchange Commission

Division of Corporation Finance

June 29, 2006

The IPC exhaust manufacturing and distribution business consisted of the Hartford manufacturing facility, the Chicago distribution center, and the equipment contained in each of those two facilities. At the time the decision was made in 2004 to exit the exhaust manufacturing and distribution business, management had already determined that the sale of these assets as an ongoing business was not possible. Instead, the IPC-brand of exhaust would be eliminated, and the Midas system would convert to an alternate manufacturer’s product. Therefore, the assets of the IPC exhaust manufacturing and distribution business would be “held and used” to supply the Midas system with exhaust product while a new manufacturer was identified, a conversion plan developed, and the transition completed.

The Hartford manufacturing equipment was held and used through the 3rd quarter of fiscal 2005, and all but a small portion was liquidated during the 4th quarter. The Hartford building was also held and used until production ceased in the 3rd quarter of fiscal 2005, and became “available for immediate sale” in the 4th quarter. The net book value of the Hartford land and building and miscellaneous equipment was $1.2 million at December 31, 2005 and was not shown separately on the balance sheet as “assets held for sale” due to immateriality. Instead, these assets were included in the $104.6 million net property and equipment balance at December 31, 2005. The Chicago distribution facility and equipment was used to sell product through February 2006. The Chicago distribution facility was sold and leased back on a short-term basis in March 2005. The Chicago distribution equipment became “available for sale” in the 1st quarter of fiscal 2006. Therefore, these assets were not “available for sale” at December 31, 2005.

7. We note from your disclosure that you sold the Chicago distribution center in 2005 and leased it back on a short term basis. Please tell us, and disclose in the notes to the financial statements in future filings, the nature of the terms of the sale-leaseback transaction, including future commitments, obligations, provisions, or circumstances that require or result in your continuing involvement. Also, please disclose the total gain on the sale and how you are accounting for the gain. See paragraph 17 of SFAS No. 98.

Response: In response to the staff’s comment, the following disclosure will be added to future filings:

“In March 2005, the Company sold its Chicago distribution center and leased it back for a period of 24 months. The facility continued to be used by Midas as its sole exhaust distribution center until Midas completed its exit from the exhaust distribution business in March 2006, and at that point the Company had no continuing involvement. The lease required monthly payments of $33,186 and was subject to unilateral cancellation by Midas after the first year with at least 90 days notice. The lease also required Midas to surrender approximately 51% of the square footage of the facility to the landlord by the first anniversary of the lease.

Securities and Exchange Commission

Division of Corporation Finance

June 29, 2006

The facility’s sale resulted in a gain of $4.5 million which was initially deferred. This gain was recognized quarterly based upon the square footage being occupied by Midas and the expected lease term for that space. This resulted in approximately 51% of the gain being recognized over 12 months and the remaining 49% scheduled to be recognized over 24 months. When the entire facility was turned back to the landlord ahead of schedule in the first quarter of 2006, the remaining gain was recognized at that time.”

Note 3. Debt Agreements, page F-18

8. We note that the interest rate on the $29.4 million Term B loan which was extinguished during 2004 was fixed at 12% cash interest paid monthly plus 6% paid-in-kind, which was added to principal and due at maturity. Please tell us how you recognized the paid-in-kind interest in your financial statements, including how you classified the subsequent payments in the statements of cash flows. We may have further comments.

Response: The 6% paid-in-kind interest was recognized as a component of interest expense and added to the outstanding loan principal balance each quarter. When this Term B loan was retired in fiscal 2004, the outstanding balance of the loan plus the accrued paid-in-kind interest of $2.1 million was shown as a component of the $94.1 million “Retirement of long-term debt” line item in the financing section of the cash flow statement. The Term B loan was outstanding for less than a year, and we no longer have any interest that is paid-in-kind.

Note 4. Supplemental Balance Sheet, Cash Flow and Shareholders Equity Information, page F-20

9. We note your disclosure of the carrying amount and accumulated depreciation of property and equipment. In future filings, separately disclose depreciation expense for each year for which an income statement is presented. See paragraph 5 of APB 12.

Response: In response to the staff’s comment, we will separately disclose depreciation expense for each year for which an income statement is presented in the notes to financial statements in future filings.

Note 6. Income Taxes, page F-22

10. We note from your disclosure that in 2004 the effective income tax rate included a reduction of 13.3% which is described as “other.” Please explain to us the nature of this amount. We may have further comments upon review of your response.

Securities and Exchange Commission

Division of Corporation Finance

June 29, 2006

Response: The two primary components of the (13.3%) “other” line item in the fiscal 2004 effective tax rate reconciliation were as follows:

(3.6%) - Permanent return to accrual adjustments of ($132,300). This was comprised of an adjustment to pre-tax book income of ($48,900), an adjustment to non-deductible expenses (meals, entertainment, penalties and scholarship) of $9,100 and additional tax-deductible expenses of ($92,500).

(8.7%) - Reduction in tax contingency reserve of ($316,000). In 2003, Midas sold some company shops that had tax goodwill associated with them. Midas took the position that the deduction for the goodwill balance was an ordinary deduction. However, there was a probable risk that the IRS could conclude that the deduction for the goodwill balance was a capital loss as opposed to an ordinary deduction. Capital losses are only deductible to the extent of capital gains. Because Midas did not have sufficient capital gains in 2003, the deduction may have been disallowed. This possibility created $845,000 of total tax exposure. In 2004, Midas generated sufficient capital gains through property sales to offset $316,000 of the $845,000 of total tax exposure. As a result, $316,000 of the reserve was reversed.

11. We note your disclosure that the effective tax rate for 2005 reflects a reduction from the statutory rate as a result of the reversal of a tax contingency reserve established in connection with prior asset sales. In this regard, please explain to us, in detail, and revise the notes to your financial statements in future filings to explain when the tax reserve was initially established, the nature of the matters for which it was established and why you believed its payment was probable at the time it was established. Also, explain the nature and the timing of the events or circumstances that resulted in its reverse in 2005. Additionally, please provide us with your accounting policy for recording income tax reserves that clearly explains how and when you determine the amount that will ultimately be paid. We may have further comments upon review of your response.

Response: As noted in comment 10 above, in 2003, Midas sold some company shops that had tax goodwill associated with them. Midas took the position that the deduction for the goodwill balance was an ordinary deduction. However, there was a probable risk that the IRS could conclude that the deduction for the goodwill balance was a capital loss as opposed to an ordinary deduction. Capital losses are only deductible to the extent of capital gains. Because Midas did not have sufficient capital gains in 2003, the deduction may have been disallowed. In 2004, Midas generated sufficient capital gains through property sales to offset $316,000 of the tax exposure, and, as a result, $316,000 of the reserve was reversed. In 2005, Midas generated additional capital gains through property sales sufficient to offset the remaining $529,000 of tax exposure, and the remaining $529,000 of the reserve was reversed. In response to the staff’s comment, we will disclose this information in future filings.

Securities and Exchange Commission

Division of Corporation Finance

June 29, 2006

The Company records tax reserves and associated interest in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies”. Under this policy the Company accrues a tax reserve when it is probable that an amount may become payable in future years as a result of audits by tax authorities. Although we believe that the positions taken by the Company on previously filed tax returns are reasonable, we nevertheless establish tax and interest reserves in recognition of the fact that various taxing authorities may challenge the positions taken by the Company, resulting in additional liabilities for taxes and interest. The tax reserves are reviewed and adjusted as circumstances warrant and as events occur that affect our potential liability for additional taxes, such as the lapsing of applicable statutes of limitations, conclusion of tax audits, changes in exposure based on current calculations, identification of new issues, release of administrative guidance, or the rendering of a court decision affecting a particular issue.

12. Please tell us and disclose in future filings the expiration dates of the net operating loss and tax credits as required by paragraph 48 of SFAS No. 109.

Response: In response to the staff’s comment, the following disclosure will be added to future filings:

“As of December 31, 2005, the Company had net operating loss carryforwards of approximately $108.2 million available to offset future taxable income for federal income tax purposes. The Company also had tax credits of approximately $0.9 million available to offset future federal income taxes. The net operating loss carryforwards expire between 2023 and 2024, while the tax credits expire between 2011 and 2015.”

Note 10. Stock-Based Compensation and Other Equity Instruments, page F-29

13. We note from your disclosure that as of December 31, 2005 there were 52,593 warrants outstanding. In future filings, please disclose the pertinent details related to the warrants, such as their exercise price and date of expiration.

Response: In response to the staff’s comment, the following disclosure will be added to future filings:

“As of December 31, 2005, a total of 52,593 common stock warrants remained outstanding. These warrants were issued in connection with a 2003 debt restructuring. The exercise price of the warrants is $0.01, and the warrants are exercisable at any time up to March 27, 2013. Any warrants that remain unexercised at March 27, 2013 are automatically exercised as of that date.”

Securities and Exchange Commission

Division of Corporation Finance

June 29, 2006

Note 14. Quarterly Financial Data, page F-33

14. In future filings, please discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Response: In response to the staff’s comment, any unusual or infrequent items that impacted our quarterly results of operations for the various periods presented will be disclosed in future filings.

Form 8-K furnished May 4, 2006

15. We note that in your earnings release furnished on Form 8-K, you adjust operating income, net income, and earnings per share to present non-GAAP earnings measures. Please tell us, and disclose in future filings, the reasons why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and the results of operations, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K. Also, we note that several of the items for which you adjust earnings have recurred over the last several years and there is no indication they will not recur in the future. In this regard, please include in your response why you believe it is useful to investors to eliminate these items when evaluating your performance. We may have further comment upon review of your response. For guidance, see Questions 8 and 9 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (Non-GAAP FAQs), issued on June 13, 2003.

Response: As noted in our response to staff comment number 1, the Company has been undergoing a multi-year business transformation process which has led to the closing or divestiture of unprofitable businesses. This included the 2002 decision to dispose of Parts Warehouse, Inc. (“PWI”) locations, the 2003 decision to outsource the distribution of Midas-brand products and close all but one of the Company’s regional distribution centers, and the 2004 decision to exit exhaust manufacturing and distribution. Each of these actions was a distinct and separate non-recurring transaction, and their magnitude required that they be done sequentially rather than simultaneously. In addition, the relevant accounting literature during this period, including EITF 94-3 and SFAS No. 146, required that certain of the costs be accrued over time rather than taken up-front. This led to restructuring charges in fiscal 2002 through fiscal 2005.

Because these restructuring items occurred over a 4-year period, and because, by their very nature, they can not recur, the Company believes it is important for the financial statement reader to understand the operating income performance of the Company without these unusual items.

Securities and Exchange Commission

Division of Corporation Finance

June 29, 2006

In response to the staff’s comments, future filings will disclose why management believes that presentation of the non-GAAP financial measures provides useful information to investors regarding our financial condition and the results of operations.

Form 10-Q for the Quarterly Period Ended April 1, 2006

16. Please comply with the comments on the Form 10-K as they apply to your Form 10-Q.

Response: We have considered the staff’s comments on the Form 10-K as they apply to the Form 10-Q and will incorporate relevant items in future Form 10-Q filings.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the staff’s comments. Any assistance you can provide in obtaining an expeditious review of this response letter would be greatly appreciated.

Should you have any questions, please call me at (630) 438-3109.

Sincerely,

/s/ William M. Guzik

William M. Guzik

Senior Vice President and

Chief Financial Officer

cc:	Alvin K. Marr
John	Moran

Carl Anne Huff